August 9, 2013

BY EDGAR AND FEDEX

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             JTH Holding, Inc

Form 10-K for the Fiscal Year Ended April 30, 2012

Filed July 9, 2012

Form 10-Q for the Quarterly Period Ended January 31, 2013

File No. 1-35588

Dear Mr. Spirgel:

On behalf of JTH Holding, Inc. (the “Company”), set forth below is the response of the Company to your comment letter dated July 5, 2013.  For ease of reference, the responses of the Company are numbered in accordance with the comment letter, and the comments themselves are reproduced below.

Form 10-K for the Fiscal Year Ended April 30, 2012

Note 1. Organization and Significant Accounting Policies, page F-9

Revenue Recognition, page F-11

1.                                      We note your responses to comment one from our conversation on June 12, 2013 and comment one from our letter dated May 10, 2013. We understand that you

1716 Corporate Landing Parkway • Virginia Beach, VA  23454

(800) 790-3863 • (757) 493-8855 • (800) 880-6432 • email: office@libtax.com recognize revenue from initial franchise fees for the sale of individual territories and area rights, net of a provision for refunds, after the franchisee or Area Developer has made a significant financial commitment (payment of 20% of the franchise fee) and met certain training criteria. Per ASC 952-605-25-1, franchise fee revenue from an individual sale shall be recognized, when all material services or conditions relating to the sale have been substantially performed or satisfied by the franchisor. With respect to your revenue recognition policy for the sale of individual territories, we are still not persuaded by your response as it does not appear that you have been able to demonstrate that substantial performance has been met in accordance with ASC 952-605-25-2(a) based upon the fact that you have a historical practice of forgiving unpaid notes and receivables. Please advise.

We have carefully considered the Staff’s comment, taking into account our conversations with the Staff and our prior exchanges of comments and responses. We believe that our accounting for the recognition of franchise fees was supportable under ASC 952-605-25. However, in light of our history of note cancellations, we have determined to correct the Company’s accounting policy for franchise fee revenue to recognize revenue as payments are actually received. On this basis, the Audit Committee of the Company’s Board of Directors has approved a change in our accounting policy that will have the following effects:

(a)                                 We will recognize franchise fee revenue for the sales of individual franchise territories when our obligations to prepare the franchisee for operation are substantially complete and cash has been received.

(b)                                 We will record notes receivable from franchisees as assets, but simultaneously record a contra asset account for unrecognized revenue in the amount of the financed portion of the franchise fee. Accordingly, we will no longer record a refund reserve (contra revenue) to account for the possibility of future franchise fee note cancellations.

We intend to provide appropriate disclosures in the notes to the financial statements related to the contractual amounts outstanding and repayment terms of the franchise sales notes, because we believe this information is relevant and useful to the users of our financial statements, notwithstanding the fact that these notes will not be reflected in our basic financial statements.

Our revised revenue recognition policy for franchise fee revenue will be disclosed in the notes to our financial statements as follows:

“Franchise fee revenue for the sales of individual territories is recognized when the obligations of the Company to prepare the franchisee for operation are substantially complete and cash has been received.  Direct costs related to territories sold in excess of franchise fee revenue recognized are deferred until the related franchise fee revenue is recognized.  No franchise fee revenue is recognized related to the Company’s sale of a zero franchise fee territory. Direct costs related to territories sold with no franchise fee are deferred until the related royalty revenue is recognized.”

We propose to reflect the change in accounting policy for the recognition of franchise fee revenue in our financial statements and periodic filings as follows:

(i)                                     The corrections (including the re-characterization of all necessary historical transactions) will be fully reflected in the Company’s Form 10-K for the fiscal year ended April 30, 2013, which will be filed as soon as practicable. The financial statements contained in this Form 10-K will include restated financial information for the fiscal years ended April 30, 2012 and 2011, and the quarterly data for the fiscal 2013 and 2012 quarters included as a footnote to the financial statements. The Form 10-K will also include an updated 5-year selected financial data table required by Item 6 of Form 10-K and appropriate updated information throughout the other sections of Form 10-K, including a revised fiscal 2012 to fiscal 2011 comparison in the MD&A.

(ii)                                  We will also fully reflect the change in accounting policy in the Company’s Forms 10-Q to be filed for the first quarter of fiscal 2014, which ended July 31, 2013, as well as Forms 10-Q/A for each the fiscal 2013 second and third quarters, which will be filed as soon as practicable, as well as in all applicable future periodic filings.

Finally, we note that as reported on Item 4.02(a) of our Form 8-K filed on August 6, 2013, the Audit Committee of our Board of Directors concluded that our previously issued financial statements included in the Company’s Form 10-K filed for the year ended April 30, 2012 and Forms 10-Q for the first three fiscal quarters of our fiscal year ended April 30, 2013 should no longer be relied upon. This determination was based on the cumulative effect of the corrections made necessary by the changes in accounting policies described in this response letter.

2.                                      We further understand that you use your Area Developers to help build out your retail franchise base by marketing available franchise territories. Considering that you retain the sole right to offer and sell franchises, it appears that the Area Developer is acting in the capacity of a sales agent. As a result, the contracts entered into with your Area Developers do not appear to meet the definition of a franchise sale; and therefore, the provisions of ASC 952-605 do not provide applicable revenue recognition guidance. Instead, we believe that the payment made by the Area Developer represents a payment to enter into a contractual arrangement in which the Area Developer would act as an exclusive sales agent in a geographical area defined by you. Because performance under this contractual agreement occurs over time, it appears that the initial fees collected from the Area Developers should be recognized in income over the term of the Area Developer’s contract, after revenue is deemed to be realizable and earned by meeting the criteria set for in SAB 13A1. Please advise.

After careful consideration of the Staff’s comment, taking into account our conversations with the Staff and our prior exchanges of comments and responses, the provisions of ASC 952-605 and other applicable literature regarding the status of area franchises, we have determined that the nature of our Area Developer agreements is such that they may not constitute a franchise relationship for accounting purposes. On this basis, our Audit Committee approved the correction of our accounting policies relating to Area Developers as follows:

(1)                                 In accordance with SAB 13A(1) and (3), we will recognize area development fees as revenue on a straight-line basis over the initial contract term of the Area Developer agreement, except that the cumulative amount recognized will not exceed the amount of cash received.

(2)                                 Franchise fee and royalty revenues received from franchisees located within Area Developer territories will be recognized by the Company on a gross basis, consistent with the requirements of ASC 605-45.  Amounts due to Area Developers for their services under the Area Developer agreement will be reported as an expense.

(3)                                 Notes receivable from Area Developers will be recorded as an asset with a corresponding contra asset for unrecognized revenue. In our footnotes, we will disclose the total gross amount of notes receivable and the related contra asset, the amounts contractually due in each of the next five years and the aggregate amount contractually due thereafter, because we believe this information is relevant and useful to the users of our financial statements, notwithstanding the fact that these notes will not be reflected in our basic financial statements.

(4)                                 Based on ASC 350-30-25-1 and ASC 350-30-25-4, when we purchase an Area Developer’s contract, we will account for the acquisition of those contractual rights as an identifiable intangible asset, and reduce our investment by any remaining unamortized deferred revenue. We will amortize the net asset over ten years (the contract term) on a straight-line basis.

Our revised revenue recognition policy for area developer fees will be disclosed in the notes to our financial statements as follows:

“Area development fees received are recognized as revenue on a straight-line basis over the initial contract term of each Area Developer agreement with the cumulative amount of revenue recognized not to exceed the amount of cash received. Franchise fee and royalty revenues received from franchisees located within Area Developer territories are recognized on a gross basis. Amounts due to area developers for their services under an Area Development agreement are expensed as the related franchise fees and royalty revenues are recognized.”

We propose to reflect these changes in accounting policies in our financial statements and SEC filings in the same manner and on the same basis as noted in our response to comment 1 above (including the recharacterization of all necessary historical transactions).

Finally, as indicated in response to comment 1 above, we note the decision of our Audit Committee that our previously issued financial statements should no longer be relied upon.

3.                                      We also note from your response to comment one that was communicated during our conversation on June 12, 2013, that you have historically recognized revenue for some territories that were never opened. It does not appear that substantial performance has been met or that the earnings process has been completed. Please advise.

4.                                      We note from your response to comment two, that was communicated during our conversation on June 12, 2013, that you believe completion of certain significant initial services, including Effective Operations Training, governs your conclusion that the substantial performance criteria has been met under ASC 952-605-25-2(b). In view of the fact that a franchisee may decide not to open a territory, tell us how you concluded that it is appropriate to recognize revenue once training has been completed, rather than at the date the franchisee’s tax office is open for business.

We respond to these comments together because of the similarity of the issues involved.

Subsequent to our receipt of your letter dated July 5, 2013, we discussed with the Staff our prior responses to similar comments that were contained in the Company’s June 26, 2013 response letter.   Based on that conversation, we believe that the Staff concluded that our prior responses were sufficient to resolve these comments, particularly in light of the accounting policy change discussed in our response to comment 1 above. We believe that the Company’s conclusion that the test for substantial performance for franchisees is met once the franchisee completes our Effective Operations Training (“EOT”) class is in accordance with ASC 952-605-25-2(b) and (c), and with ASC 952-605-25-3.   Our determination of substantial performance does not depend on when or whether the franchisee physically opens its seasonal office.  In summary, because our franchise agreement requires us to perform certain significant initial services, the completion of those services, rather than the physical opening of an office, governs the achievement of substantial performance.  There are no other significant initial franchisor obligations under the franchise agreement or otherwise that are not addressed by the time of completion of EOT.

We note that because of the accounting policy change described in response to comment 1 above, the revenue recognized by the Company at the point of substantial performance will no longer include any revenue for which the Company has not actually received a cash payment by the franchisee (either as part of the initial franchise fee payment or as principal repayments on a franchise fee note).   For franchisees that finance any portion of their territory purchase, the promissory note for the balance will be accounted for as described in the response to comment 1 above.

All revenue recognized will represent cash actually received, and not subject to refund once the franchisee completes EOT.

Note 4. Other Intangible Assets, Net, page F-18

5.                                      We note from your previous response letters dated April 26, May 22 and June 26, that when you acquire the assets of a franchisee and operate it as company-owned business, you account for the transaction as a business combination. You state that you record the acquisition at fair market value by recording a customer list up to the amount of consideration received, primarily in the form of note cancellations, and any excess is charged-off to the allowance for doubtful accounts. In this regard, please provide us with the following information:

•                  Tell us how you considered the guidance found in ASC 805-10-25-20 through 25-22 to determine which assets acquired or liabilities assumed are part of the business acquisition of the franchise from the franchisee;

•                  Tell us how you considered the guidance in ASC 805-20-25 in determining the allocation of the purchase price;

•                  Tell us, more specifically, how you considered the guidance in ASC 805-20-25-14 as it applies to reacquired rights; and

•                  Tell us how you determined the fair value of the acquired customer list and the related amortization period.

In response to the Staff’s comments and as part of the Company’s review of its revenue recognition policies in response to those comments, the Company has revised its methodology for the allocation of the purchase price associated with the acquisition of businesses from franchisees that the Company then operates as Company-owned offices.  The revised allocation methodology will be reflected in the Company’s restated financial statements.

The accounting for the acquisitions of franchised businesses that will operate as Company-owned offices continues to be based upon ASC 805.  In applying ASC 805, the purchase price of the acquired business is the greater of the assigned value of the identifiable assets acquired or the fair market value of the consideration transferred to the franchisee.  This consideration may include cash, notes payable and/or the cancellation of amounts owed to the Company by the franchisee.  The purchase price is allocated to acquired assets and liabilities. The nature of the franchised business is such that the acquired assets include insignificant amounts (if any) of working capital, liabilities and tangible assets. Accordingly, the Company allocates the entire purchase price to the identifiable intangible assets, which consist of reacquired rights and customer list.  Any unallocated purchase price is recorded as goodwill.

By way of background, a typical franchised business operates under a short-term lease for office space that is 1,200 to 1,800 square feet within a strip shopping center.  Because these leases are short-term, the terms are at market at the date of the acquisition. Contents of the office consist of general office furniture (4 to 6 desks and chairs), a corresponding number of computers and printers, some signage and miscellaneous office supplies.  The personnel that staff the franchised office are either part-time or seasonal employees and therefore there are no liabilities for employee payroll or benefits at the date of the acquisition. There are negligible (if any) trade receivables or trade payables associated with these businesses. However, the franchised business has two valuable assets: the franchise right (a right that the franchisee could sell to a third party under the provisions of the franchise agreement, subject to a $5,000 transfer fee) and the customer list (tax preparation customers that are likely to return in subsequent tax seasons). In summary, in applying the provisions of ASC 805-20-25, the Company has determined that the purchase price of the acquired franchised business should be allocated to the reacquired franchise right and the customer list, with any residual giving rise to goodwill.   There could be a limited number of situations where the fair market value of the identifiable assets exceeds the consideration transferred; in this situation, after applying the provisions of ASC 805-30-25-(2 thru 4), the Company will record a bargain purchase gain upon the acquisition.

The Company’s outside valuation adviser is in the process of developing valuations based on excess earnings-based models for each of these identifiable intangible assets. The valuation of customer list considers the yearly retention rates associated with the office’s customer base, while the valuation of reacquired rights is addressing any off-market component of the franchise agreement and is not considering renewals, as required by ASC 805-10-55-23 and 805-20-30-20.

Customer lists recorded as part of these acquisitions are amortized over 5 years (the life of the customer base using historical customer retention rates) on a straight line basis.   Reacquired franchise rights are amortized over the remaining contractual life of the franchise agreement under which the right was granted, in accordance with ASC 805-20-35.  Any off-market element of the franchise agreement would be recorded as a settlement gain or loss at the date of the acquisition. However, because the Company has not significantly revised its royalty rates or made other significant changes to its franchise agreements, the Company believes there is no off-market element to these contracts.

The resale of the franchise to a third party results in the write off of any unamortized reacquired franchise right and customer list. Because Company-owned offices are operated as standalone businesses and are expected to be resold within a short period, the Company does not integrate the acquired offices into its other operations. In accordance with ASC 350-20-40, any goodwill recognized at acquisition will remain associated with the specific office acquired and will not be combined with goodwill at a higher reporting unit.  When the business is resold, any related goodwill will be written off as part of the gain or loss on sale.

Our revised footnote for goodwill and intangible assets will be in the following form:

“Changes in the carrying amount of goodwill for the years ended April 30, 2013 and 2012 are as follows:

	Goodwill	Accumulated impairment loss	Net
As restated(1)
(In thousands)
Balance at April 30, 2011			—
Acquisitions of assets from franchisees			—
Disposals and foreign currency changes, net			—
Impairments			—
Balance at April 30, 2012	—	—	—
Acquisitions of assets from franchisees			—
Disposals and foreign currency changes, net			—
Impairments			—
Balance at April 30, 2013	—	—	—

We tested goodwill for impairment in the fourth quarters of the years ended April 30, 2013, 2012 and 2011,  and did not identify any impairment.

Components of intangible assets are as follows:

April 30, 2013
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
(In thousands)
Amortizable intangible assets:
Assets acquired from franchisees:
Customer lists	5 years			—
Reacquired rights	2 years			—
Area developer rights	10 years			—
Total		$—	—	—

April 30, 2012
As restated (1)
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
(In thousands)
Amortizable intangible assets:
Assets acquired from franchisees:
Customer lists	5 years			—
Reacquired rights	2 years			—
Area developer rights	10 years			—
Total		$—	—	—

For the years ended April 30, 2013 and 2012, the Company acquired assets from various franchisees for $             and $                    , respectively. These acquisitions were accounted for as business combinations, with the value first being allocated to the identifiable intangible assets (the customer list and the reacquired rights) and the remainder being allocated to goodwill.  The acquired businesses are operated as Company-owned offices until a buyer is found.  The purchase price of assets acquired from franchisees was allocated as follows:

	2013	2012
Customer lists
Reacquired rights
Goodwill
Total	$—	—

For the years ended April 30, 2013, 2012 and 2011, amortization expense, impairment charges, and write-downs are as follows:

	2013	2012 As restated (1)	2011
	(In thousands)
Amortization expense, excluding impairment charges
Assets acquired from franchisees and area developer rights:
Impairment charges
Write-downs
	$—	$—	$—

The Company expects that the assets will be sold before the end of their estimated useful life. Therefore, during the years ended April 30, 2013, 2012 and 2011, impairment analyses were performed for amortizable intangible assets. As a result, the carrying values of assets acquired from franchisees and area developer rights were reduced by the amounts disclosed in the table above, and were recorded to depreciation, amortization, and impairment charges on the consolidated statements of income. The Company estimated the fair value of the assets acquired from franchisees based on historical transactions involving sales of Company-owned offices. Write-downs of assets acquired from franchisees relate to purchases of offices that the Company decided not to operate.

Estimated amortization expense for the next five years is as follows:

Amortization expense
(In thousands)
Year ending April 30:
2014
2015
2016
2017
2018

$—

(1) As restated - See Note XX “Restatement of Previously Issued Financial Statements” of Notes to Consolidated Financial Statements.”

We believe that taking into account the significant accounting policy changes described in this letter, and our responses to the other comments, the Company has fully addressed all of the Staff’s concerns reflected in the July 5, 2013 comment letter. However, we remain available to furnish additional information and to respond to any further questions.

Very truly yours,

/s/ Mark F. Baumgartner
Mark F. Baumgartner
Chief Financial Officer